Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges

(dollars in thousands)

	Predecessor	Successor
	Six Months Ended June 30, 2005	Six Months Ended December 31, 2005	Year ended December 31				Quarter Ended March 31, 2010
			2006	2007	2008(1)	2009(1)
Earnings:
Income (loss) before provision for income taxes	$30,177	$29,072	$72,252	$91,237	$(300,937)	$(345,003)	$11,547
Add: Fixed charges	7,839	9,141	21,601	22,873	19,427	24,279	6,470
Amortization of capitalized interest	—	11	121	372	753	1,042	283
Distributions from equity investee	198	177	56	—	—	—	—
Less: Equity income (loss)	161	726	227	275	513	(42)	8
Interest capitalized	503	583	2,099	2,407	1,422	1,174	819

Earnings	$37,550	$37,092	$91,704	$111,800	$(282,692)	$(320,814)	$17,473

Fixed Charges:
Interest expense, net of interest capitalized	$6,995	$8,216	$17,428	$17,734	$14,688	$19,258	$4,746
Interest capitalized	503	583	2,099	2,407	1,422	1,174	819
Interest component of lease expense	341	342	2,074	2,732	3,317	3,847	905

Total Fixed charges	$7,839	$9,141	$21,601	$22,873	$19,427	$24,279	$6,470

Ratio of earnings to fixed charges	4.8	4.1	4.2	4.9	—	—	2.7

Coverage deficiency					$(302,119)	$(345,093)

(1)	Due to our loss for the years ended December 31, 2008 and 2009, the ratio coverage was less than 1:1. We would have needed additional earnings of $302.1 million and $345.1 million for the years ended December 31, 2008 and 2009, respectively, to achieve coverage of 1:1. The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.